UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2026

Ka Chun Gordon Li
General Manager
OneConstruction Group Ltd
Unit 11, 5/F, Tower 1, Harbour Centre
1 Hok Cheung Street
Hunghum, Kowloon, Hong Kong

Re: OneConstruction Group Ltd
Form 20-F for the Fiscal Year Ended March 31, 2025
File No. 001-42457

Dear Ka Chun Gordon Li:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2025

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1. We note your discussion of defects liability periods on page 43. Please tell us what consideration you gave to addressing your accounting policy for defects liability periods within your revenue recognition policy.

3. Concentration of Risks, page F-12

2. We note that over 38% of your accounts receivable balance as of March 31, 2025, $8.9M, is due from a single customer, and that your revenues from that customer during the 12 months ended March 31, 2025 were only $1.8M. Please clarify whether any amounts due from this customer were past due as of March 31, 2025, and if these amounts have been subsequently collected. To the extent any of these amounts remain outstanding as of September 30, 2025, please tell us if you have recorded any credit loss allowance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction